UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 22, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Seattle Genetics, Inc.

File No. 000-32405 - CF#37355

Seattle Genetics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 13, 2009.

Based on representations by Seattle Genetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.53	through March 12, 2024
Exhibit 10.54	through March 12, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary